

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Yoram Bibring
Chief Financial Officer
Marpai, Inc.
5701 East Hillsborough Avenue, Suite 1417
Tampa, Florida 33610-5428

      Re: Marpai, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2022
         Filed March 29, 2023
         File No. 001-40904

Dear Yoram Bibring:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Industrial Applications and Services